Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Verilink Corporation
(Commission File No.: 000-28562)

Contact:
Bill Smith
Verilink Corporation
Vice President and CFO
256.327.2204
bsmith@verilink.com

Donald W. Morgan
Larscom Incorporated
Vice President and CFO
510.492.0800
morgan@larscom.com

Lissa Bogaty
The Blueshirt Group
914.725.8475
lissa@blueshirtgroup.com

Verilink And Larscom Announce Conference Call
To Discuss Merger Agreement

MADISON, Ala. April 29, 2004 Verilink Corporation (Nasdaq: VRLK) and Larscom Incorporated (Nasdaq: LARS) invite you to a conference call to discuss today’s announcement that they have entered into a definitive merger agreement. The call will take place on May 3, 2004 at 4:00 p.m. (CDT). On the call will be Leigh Belden, President and Chief Executive Officer of Verilink, Bill Smith, Vice President and Chief Financial Officer of Verilink, and Dan Scharre, President and Chief Executive Officer of Larscom. To participate in the call dial 800.450.0788 and enter passcode 050304. The call will also be broadcast live over the Internet.

What:	Verilink and Larscom Merger Agreement
When:	May 3, 2004 at 4:00 p.m. (CDT)
Where:	http://www.firstcallevents.com/service/ajwz406101796gf12.html
How:	Live over the Internet — Simply log on to the web at the address above or dial 800.450.0788 and enter passcode 050304
Contact:	Bill Smith at ir@verilink.com

A replay of the conference call will be available through the PR Newswire website, on the “News and Events” section of Verilink’s website at http://www.verilink.com, and on Larscom’s website at http://www.larscom.com/press.

Verilink and Larscom Announce Merger Agreement

Minimum requirements to listen to the broadcast: The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/windowsmedia/EN/default.asp and at least a 28.8kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to webcastsupport@tfprn.com.

About Larscom Incorporated

Larscom (Nasdaq: LARS) enables high-speed access by providing cost-effective, highly reliable (carrier-class), and easy-to-use network access equipment. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom’s headquarters are in Newark, California. Additional information can be found at www.larscom.com.

About Verilink Corporation

Verilink provides customer premises voice and data access solutions to service providers, strategic partners and enterprise customers on a worldwide basis. Verilink is a market leader in voice over packet and voice over TDM IAD solutions including VoIP, VoDSL and VoATM. Data only offerings include access routers, probes, CSU/DSUs, DACS and network monitoring solutions. Verilink turnkey service solutions empower carriers with the flexibility to provide integrated services regardless of network technology. The Company’s headquarters are located at 127 Jetplex Circle, Madison, AL 35758. Verilink stock trades on the Nasdaq National Market under the symbol VRLK. To learn more about Verilink, visit the website at http://www.verilink.com.

Additional Information about the Merger and Where to Find It

Verilink plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the merger, and Verilink and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Verilink and Larscom concerning the proposed merger transaction. INVESTORS AND SECURITY HOLDERS OF VERILINK AND LARSCOM ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERILINK, LARSCOM, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verilink by directing a written request to: Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758. Investors and security holders may obtain free copies of the documents filed with the SEC by Larscom by directing a written request to: Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

In addition to the Registration Statement and Joint Proxy Statement/Prospectus, Verilink and Larscom file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Verilink and Larscom at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Verilink’s and Larscom’s filing with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s web site at www.sec.gov.

Interests of Certain Persons in the Merger

Verilink and Larscom will be soliciting proxies from the stockholders of Verilink and Larscom in connection with the merger and issuance of shares of Verilink common stock in the merger. In addition,

Verilink and Larscom Announce Merger Agreement

the respective directors and executive officers of Verilink and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of Verilink is set forth in the proxy statement for the annual meeting of stockholders filed on October 10, 2003. Information about the directors and executive officers of Larscom is set forth in the Larscom Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. The directors and executive officers of Verilink and Larscom have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of Verilink and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Verilink Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of Verilink, including its Form 10-K for the fiscal year ended June 27, 2003 and Form 10-Q for the quarter ended January 2, 2004, filed with the SEC on September 24, 2003 and April 22, 2004, respectively, and in the SEC reports of Larscom, including its Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 31, 2004. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

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Verilink, the Verilink logo, and NetEngine are registered trademarks of Verilink Corporation. Larscom is a registered trademark of Larscom
Incorporated. All other trademarks or registered trademarks are the property of the respective owners.